

March 12, 2012

Via E-mail
Damian Georgino
Chief Legal Officer
Heckmann Corporation
300 Cherrington Parkway
Suite 200
Coraopolis, PA 15108

> **Re: Heckmann Corporation**
> **Registration Statement on Form S-3**
> **Filed February 14, 2012**
> **File No. 333-179518**

Dear Mr. Georgino:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed February 14, 2012

1. Please obtain and file as an exhibit a new or revised opinion of counsel which addresses each of the following comments.

Exhibit 5.1

2. The assumption identified as (v) in the last paragraph on page 3 is overly broad insofar as it currently would extend to the Company and the Guarantors as well. Similarly, the references to the Company but not to the Guarantors in the assumptions identified as (a) and (b) on page 9 are too broad.

3.   With item (vi) in the last paragraph on page 3, counsel assumes in part that "the statements contained in the certificates and comparable documents of public officials, officers and representatives of the Company . . . are true and correct." However, Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011) makes clear that counsel may not include overly broad assumptions. Because the reference in item (vi) to "statements contained in the certificates and comparable documents" could include legal conclusions and not merely questions of fact, the assumption must be revised. It would be acceptable to assume that the representations are correct as to questions of fact. Please see SLB No. 19 at Section II.B.3.a.

4.   Counsel's limitations suggest that the opinion does not extend to the laws of Texas, even though it is the state of incorporation of the two guarantors. The opinion will need to cover all applicable jurisdictions.

Exhibit 5.2

5.   We may have comments once you file the omitted legality opinion that you reference in the exhibit list.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Eulalia M. Mack